Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 25, 2025

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Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”), of NeuroSense Therapeutics Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on September 25, 2025 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

1.      To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2025 and for an additional period until the next annual general meeting.

2.      To approve the election of Ms. Christine Pellizzari to the board of directors to serve until the first annual general meeting after the Meeting.

3.      To approve the re-election of Dr. Revital Mandil-Levin and the election of Mr. Cary Claiborne to the board of directors, each to serve until the third annual general meeting after the Meeting.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposal, which will be described in the accompanying Proxy Statement.

Shareholders of record at the close of business on August 22, 2025 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

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PROXY STATEMENT

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ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held 11 a.m. (Israel time) on September 25, 2025, at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about August 26, 2025 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on August 22, 2025, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting

Agenda Items

The Meeting is being called for the following purposes:

1.      To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2025 and for an additional period until the next annual general meeting.

2.      To approve the election of Ms. Christine Pellizzari to the board of directors to serve until the first annual general meeting after the Meeting.

3.      To approve the re-election of Dr. Revital Mandil-Levin and the election of Mr. Cary Claiborne to the board of directors, each to serve until the third annual general meeting after the Meeting.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On August 20, 2025, we had 25,043,330 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, August 22, 2025, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association (the “Articles”), the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it, the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

How You Can Vote

You can vote your shares by (i) voting online, (ii) completing and signing a proxy card or voting instruction form or (iii) attending the Meeting. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), these proxy materials are being sent directly to you. If you choose not to vote online, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. We will not be able to count a proxy card unless Broadridge Financial Solutions, Inc. (“Broadridge”) receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 11 a.m. (Israel time) on September 23, 2025), or such later deadline prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 11 a.m. (Israel time) on September 23, 2025 (or such later deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 22, 2025. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 22, 2025, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by submitting a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 26, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

Executive Officer Compensation

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2024, see “Item 6B. Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on April 7, 2025.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year ending December 31, 2025 and for an additional period until the next annual general meeting. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 7, 2025.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be, and hereby is, appointed as the auditors of the Company for the year 2025 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

ELECTION OF MS. CHRISTINE PELLIZZARI AS A DIRECTOR TO SERVE UNTIL THE FIRST ANNUAL GENERAL MEETING AFTER THE MEETING

The Board is proposing Ms. Christine Pellizzari be elected as a director of the Company. Ms. Pellizzari, together with Mr. Claiborne, was appointed as a member of our Board prior to our initial public offering in December 2021 and immediately thereafter served as an external director under the Israeli Companies Law. Ms. Pellizzari’s and Mr. Claiborne’s term of office as external directors has since expired, and it is proposed to elect Ms. Pellizzari and Mr. Claiborne (see Proposal 3 below) as non-external directors given the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (the “Regulation”).

Pursuant to the Regulation, an Israeli public company with securities listed on certain foreign exchanges, including the Nasdaq Stock Market, and that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law. As a company that does not have a controlling shareholder and complies with the U.S. securities laws and the corporate governance rules of the Nasdaq Stock Market, we are permitted to “opt out” of the requirement to appoint external directors as well as related requirements regarding the composition of our audit committee and our compensation committee. In accordance with our Board approval, we intend to comply with the Nasdaq Listing Rules in connection with a majority of independent directors on the board of directors and in connection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements of the Israeli Companies Law, and accordingly at this time we are no longer required to appoint external directors. The Board has nominated Ms. Pellizzari as a director following consideration of her qualifications and experience. The Board has determined that Ms. Pellizzari meets the requirements to be considered an independent director under the Nasdaq Listing Rules.

According to the Articles, the Company’s directors are generally divided into three classes with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such class may be re-nominated to serve until the third annual general meeting held after the date of his appointment. In accordance with the Articles, in order to maintain the classes of directors as nearly equal in number as practicable, it is proposed to elect Ms. Pellizzari to the class of directors which has a term ending on the first annual general meeting after the Meeting.

Ms. Pellizzari has attested to the Board and to the Company that she meets all the requirements in connection with the election of directors under the Israeli Companies Law. The Company is not aware of any reason why Ms. Pellizzari, if elected, should not be able to serve as a director.

The following is based upon the information furnished by Ms. Pellizzari:

Ms. Pellizzari became a member of our board of directors immediately prior to the closing of our initial public offering and served as an external director of the Company under the Companies Law until such term recently expired. Ms. Pellizzari has served as the Chief Legal Officer of Science 37 since July 2021. Prior to joining Science 37, Ms. Pellizzari served as the General Counsel and Corporate Secretary of Insmed, Inc., a public biotech company focused on serious and rare diseases, from 2013 to 2018 and as Chief Legal Officer from 2018 to 2021. She also currently serves on the board of directors of Tempest Therapeutics, a public clinical-stage oncology company, and Celsion Corporation, a public a clinical-stage development company focused on DNA mediated immunotherapy and next-generation nucleic vaccines. Prior to Insmed, Christine held various legal positions of increasing responsibility at Aegerion Pharmaceuticals, Inc., most recently as Executive Senior Vice President, General Counsel and Secretary. Prior to Aegerion, she served as Senior Vice President, General Counsel and Secretary of Dendrite International, Inc. Christine joined Dendrite from the law firm of Wilentz, Goldman & Spitzer, where she specialized in health care transactions and related regulatory matters. She has nearly three decades of relevant experience, including having served for over 25 years as CLO and General Counsel of publicly traded companies in biopharmaceutical and related industries. Christine earned her B.A. in Legal Studies from the University of Massachusetts, Amherst and J.D. from the University of Colorado School of Law.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, Ms. Christine Pellizzari be elected to hold office as a director of the Company until the first annual general meeting after the Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

RE-ELECTION OF DR. MANDIL-LEVIN AND ELECTION OF MR. CARY CLAIBORNE AS DIRECTORS TO SERVE UNTIL THE THIRD ANNUAL GENERAL MEETING AFTER THE MEETING

The Board is proposing that Dr. Mandil-Levin be re-elected, and Mr. Cary Claiborne be elected, as directors of the Company, each to serve until the third annual general meeting held after the Meeting. Mr. Claiborne, together with Ms. Pellizzari, was appointed as a member of our Board prior to our initial public offering in December 2021 and immediately thereafter served as an external director under the Israeli Companies Law. Mr. Claiborne’s and Ms. Pellizzari’s term of office as external directors has since expired, and it is proposed to elect Mr. Claiborne and Ms. Pellizzari (see Proposal 2 above) as non-external directors given the adoption by the Company of the corporate governance exemptions set forth in the Regulation, as described in Proposal 2 above.

The Board has nominated each of Dr. Mandil-Levin and Mr. Claiborne as directors following consideration of their respective qualifications and experience. The Board has determined that each of Dr. Mandil-Levin and Mr. Claiborne meets the requirements to be considered an independent director under the Nasdaq Listing Rules.

Each of Dr. Mandil-Levin and Mr. Claiborne has attested to the Board and to the Company that such individual meets all the requirements in connection with the election of directors under the Israeli Companies Law. The Company is not aware of any reason why either Dr. Mandil-Levin or Mr. Claiborne, if elected, should not be able to serve as a director.

The following is based upon the information furnished by Dr. Mandil-Levin and Mr. Claiborne:

Dr. Mandil-Levin became a member of our board of directors in January 2022. Dr. Mandil-Levin has more than 15 years’ experience in biotech startups and product development in the pharmaceutical industry. She is currently the CEO and founder of Nanocarry Therapeutics Ltd., a private company developing a proprietary platform technology for the delivery of biologics across the blood-brain barrier for CNS indications. From September 2019 to November 2020, she served as VP Corporate Development of Anima Biotech, a private company with a novel approach for the discovery of small molecules involved in mRNA translation, and from April 2018 to February 2019, she served as Chief Business Development Officer of CollPlant Ltd. (Nasdaq: CLGN), a public regenerative and aesthetic medicine company. From January 2014 to February 2018, Dr. Mandil-Levin served as Vice President Business Development at NeuroDerm Ltd (Nasdaq: NDRM), a clinical-stage pharmaceutical company developing next-generation treatments for CNS disorders, where she had a major role in the acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation for $1.1 billion. From 2004 to 2013, Dr. Mandil-Levin served as Vice President Business Development at HealOr Ltd, a clinical-stage biopharmaceutical company that developed novel drugs for skin regeneration in hard to heal wounds and dermatological diseases. Prior to that she served as Business Development Manager at Proteologics Ltd. Dr. Mandil-Levin holds a PhD in Biochemistry from Bar-Ilan University, Israel and an MBA from the Israeli College of Management School of Business.

Mr. Claiborne became a member of our board of directors immediately prior to the closing of our initial public offering and served one term as an external director of the Company under the Companies Law until such term recently expired. Mr. Claiborne has served as the Chief Executive Officer since August 2022, Chief Operating Officer from December 2021 to August 2022 and a director since November 2021 for Adial Pharmaceuticals Inc. a public biopharmaceutical company. In July 2022, Mr. Claiborne was appointed to the board of directors of LadRx Corporation (fka CytRx Corporation), a biopharmaceutical company focused on discovering and developing new cancer therapeutics, where he also serves as Chairman of the compensation committee and member of the audit committee. Prior to joining Adial, Mr. Claiborne served as the CEO of Prosperity Capital Management, LLC, a US based Private Investment and Advisory firm that he founded. From 2014 until 2017, Mr. Claiborne served as the Chief Financial Officer and board member of Indivior PLC, a public global commercial stage pharmaceutical company. Mr. Claiborne was also on the Board of Directors of New Generation Biofuels Inc. and MedicAlert Foundation, where he also served as the chair of the audit and finance committees. From 2011 to 2014, Mr. Claiborne was the Chief Financial Officer of Sucampo Pharmaceuticals Inc., a public global biopharmaceutical company focused on drug discovery, development, and commercialization. Mr. Claiborne graduated from Rutgers University with a B.A. in Business Administration. He also holds an M.B.A from Villanova University and was previously a NACD Governance Fellow.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, Dr. Mandil-Levin and Mr. Cary Claiborne be elected to hold office as directors of the Company until the third annual general meeting after the Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 7, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Herzliya, Israel

August 21, 2025